UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 27, 2026, Eastern International Ltd., a Cayman Islands Company (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with Mr. Albert Wong, the Chairman of the Board of Directors and Chief Executive Officer of the Company (the “Purchaser”). Pursuant to the Agreement, the Company will issue and sell 200,000 Series B Preferred Shares of the Company (the “Shares”) to Mr. Wong at a price of US$1.00 per share, for an aggregate purchase price of US$200,000. Each Series B Preferred Share has 100 votes at the general meeting of the Company, and every two Series B Preferred Shares are convertible into one ordinary share of the Company at the holder’s option. The designation and issuance of Series B Preferred Shares were approved by the special committee of the Board and the Board of Directors of the Company.

The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

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EXHIBIT INDEX

Number	Description of Exhibit
10.1	Securities Purchase Agreement by and between Eastern International Ltd. and Albert Wong dated August 27, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2026

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

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